Liam J. Kelly President and Chief Executive Officer	Teleflex Incorporated 550 E. Swedesford Rd. Suite 400 Wayne, PA 19087 USA Phone: 610-225-6100 Fax: 610-225-8780 www.teleflex.com

September 13, 2018

Cecilia Blye, Chief
Accounting Branch Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re:	Teleflex Incorporated Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 22, 2018 File No. 001-05353

Dear Ms. Blye:

This letter responds to your August 30, 2018 letter to the undersigned, which sets forth a comment of the staff of the Securities and Exchange Commission regarding our Form 10-K for the fiscal year ended December 31, 2017, filed on February 22, 2018. For your convenience, we have included the staff’s comment in italics before our response.

General

1.
It appears from your website that your products are available in North Korea, Sudan and Syria. North Korea, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the Form 10-K about contacts with those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea, Sudan and Syria, whether through subsidiaries, distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided to North Korea, Sudan and Syria directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response:

Teleflex has no known past, current or anticipated future contacts with North Korea, Sudan or Syria, whether through subsidiaries, distributors or other direct or indirect arrangements. In this regard, to its knowledge, Teleflex has not directly or indirectly provided any products, technology or services to North Korea, Syria or Sudan and has not had any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by such governments. Teleflex also has no offices, other assets or employees in any of those countries.

Teleflex conducts its business in compliance with all applicable U.S. sanctions and export control laws and regulations, including those relating to sanctioned countries designated by the U.S. State Department as state sponsors of terrorism. In addition, Teleflex maintains policies and procedures designed to facilitate compliance.

After receiving the Commission’s comment, we conducted a review of the Company’s website and discovered that references to North Korea, Syria and Sudan had been erroneously included in regional menus providing access to one of the product catalogs included on our website. Similarly, erroneous references to North Korea, Syria and Sudan were discovered in generic pull-down country menus included on certain pages of the Company’s website relating to requests for product and other information. As noted above, Teleflex does not directly or indirectly provide any products, technologies or services to North Korea, Sudan or Syria. As such, our website has been corrected to remove those references to North Korea, Syria and Sudan, and we are not aware of any other such erroneous references to those countries on our website. Moreover, we have implemented certain process improvements that are designed to prevent similar errors from occurring in the future.

If you have any questions or additional comments, please contact the undersigned at (610) 225-6808.

Sincerely,

/s/ Liam J. Kelly

Liam J. Kelly
President and Chief Executive Officer

cc:    Pradip Bhaumik, Special Counsel